# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: High-Trend International Group, CIK 0001928948
CUSIP: G1901X108
Title of class of securities: Class A Ordinary Shares, par value $.0001 per share
Address of issuer's principal executive offices: 60 Paya Lebar Road, #05-47 Paya Lebar Square, Singapore, Singapore (U0), 409051
Date of event which requires filing of this statement: 04/22/2025
Filed by CIK 0002029746
Persons authorized to receive notices and communications: Jinyu Chang, 9 West 44th Street, Suite 1001, New York, New York (NY), 10036, 1 315 999 1999

## Reporting persons
- Jinyu Chang (CIK 0002029746): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 55,480,000; shared voting power 0; sole dispositive power 55,480,000; shared dispositive power 0; aggregate amount beneficially owned 55,480,000 (45.7% of the class)
  Comment: The 55,480,000 Class A Ordinary Shares are held of record by High-Trend Holdings USA LLC ("High-Trend USA"). The percentage in Row 13 includes 2,500,000 Class B Ordinary Shares, convertible to 2,500,000 Class A Ordinary Shares and 11,038,806 Class A Ordinary Shares issuable upon exercise of the warrant. Based on a total of 137,500,000 Class A Ordinary Shares issued and outstanding as of April 1, 2025.
  
  Each Class B Ordinary Share is entitled to 20 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote. Therefore, the voting power of 2,500,000 Class B Shares would be equivalent to 50,000,000 Class A Ordinary Shares and together with the 55,480,000 Class A Ordinary Shares that the Reporting Persons hold: 105,480,000/(137,500,000+50,000,000), a 56.26% voting power.
- High-Trend Holdings USA LLC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 55,480,000; shared voting power 0; sole dispositive power 55,480,000; shared dispositive power 0; aggregate amount beneficially owned 55,480,000 (45.7% of the class)
  Comment: The 55,480,000 Class A Ordinary Shares are held of record by High-Trend USA. The percentage in Row 13 includes 2,500,000 Class B Ordinary Shares, convertible to 2,500,000 Class A Ordinary Shares and 11,038,806 Class A Ordinary Shares issuable upon exercise of the warrant. Based on a total of 137,500,000 Class A Ordinary Shares issued and outstanding as of April 1, 2025.
  
  Each Class B Ordinary Share is entitled to 20 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote. Therefore, the voting power of 2,500,000 Class B Shares would be equivalent to 50,000,000 Class A Ordinary Shares and together with the 55,480,000 Class A Ordinary Shares that the Reporting Persons hold: 105,480,000/(137,500,000+50,000,000), a 56.26% voting power.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $.0001 per share
Name of issuer: High-Trend International Group
Address of issuer's principal executive offices: 60 Paya Lebar Road, #05-47 Paya Lebar Square, Singapore, Singapore (U0), 409051
Comment: The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") by Jinyu Chang and High-Trend USA (each, a "Reporting Person", collectively, the "Reporting Persons"), initially on July 18, 2024 (the "Initial Statement"), as amended by Amendment No.1 filed with the SEC on September 27, 2024 and April 8, 2025, respectively. This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The purpose of this Amendment No. 3 is to report certain changes to the Reporting Persons' beneficial ownership of Class A Ordinary Shares: on April 22, 2025, High-Trend USA sold certain warrants, representing the right to purchase an aggregate of 1,800,000 Class A Ordinary Shares, to an investor (the "Warrant Sale").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 1 is hereby incorporated by reference in its entirety herein.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 4 of the Initial Statement is incorporated by reference herein in response to the disclosure requirements of Item 4 of Schedule 13D. The Warrant Sale was private sale between private parties. Other than as described therein, or as described under Item 5 below, neither Reporting Person currently has plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although either Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by Jinyu Chang is 55,480,000 and 45.7%. The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by High-Trend USA is 55,480,000 and 45.7%.
Each Class B Ordinary Share is entitled to 20 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote. Therefore, the voting power of 2,500,000 Class B Shares would be equivalent to 50,000,000 Class A Ordinary Shares and together with the 55,480,000 Class A Ordinary Shares that the Reporting Persons hold: 105,480,000/(137,500,000+50,000,000), a 56.26% voting power.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in Item 1 and the Original Statement, neither Reporting Person has effected any transactions in the securities of the Issuer in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Items 1 is incorporated by reference herein. The disclosure regarding the warrant purchase agreement is not purported to be completed and is qualified in its entirety by the warrant purchase agreement, attached hereto as Exhibit 4.1, which is incorporated by reference in its entirety into this Amendment No. 3.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 4.1 Form of Warrant Purchase Agreement

## Signatures
- Jinyu Chang: /s/ Jinyu Chang, Jinyu Chang (04/24/2025)
- High-Trend Holdings USA LLC.: /s/ Jinyu Chang, Jinyu Chang/Manager (04/24/2025)